Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands of dollars, except per share data)	Three Months Ended March 31,
	2008	2007
Numerator:
Net income	$88,906	$16,084

Effect of dilutive securities – none	—	—

Numerator for net income per common share – diluted	$88,906	$16,084

Denominator:
Weighted average common shares	355,079	354,603

Effect of dilutive securities	715	902

Denominator for net income per common share – diluted	355,794	355,505

Net income per common share:
Basic	$.25	$.05

Diluted	$.25	$.05